December 3, 2007

Mail Stop 6010

Dr. Kaiyo Nedd
President
MicroChannel Technologies Corporation
1628 West 1st Avenue, Suite 216
Vancouver, BC, Canada V6J 1G1

Re: MicroChannel Technologies Corporation
Amendment No. 1 to the Registration Statement on Form SB-2
File No. 333-146404

Dear Mr. Nedd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

General

1. We note your response to comment 2 and reissue the comment. As currently filed, the text of your document does not fit on a printed page. The right hand margin cuts off the end of every line of text. Please ensure that your next amendment is properly filed. If you need technical assistance, please contact the filer support office at (202) 551-8200.

Risk Factors

If we lose the services of the scientific personnel not employed by us, the development of our technologies will be substantially delayed or precluded, resulting in a total loss of our investment in technology, page 13

2. We note your response to comment 20 and reissue the comment in part. Please disclose the number of personnel whom you do *not* employ that contribute to your research. Additionally, disclose who does employ these people.

The distribution of our shares by Octillion may result in tax liability to you, page 21

3. We note your response to comment 12. However, the cross reference is not sufficient. The risk factor discussion should include all information necessary for investors to understand the potential impact of the risk. Please revise to explain how the value of the distributed MicroChannel shares will be determined and whether investors will be notified of the value.

Market for Common Equity and Related Shareholder Matters, page 24

4. You state in the last sentence of the fourth paragraph on this page that "Since the shares to be owned by Mr. Rayat have been registered, Mr. Rayat may be able to rely on Rule 144 for the public resale of his shares." The shares to which you refer will become registered subsequent to your registration statement being declared effective. Please revise your document to clarify that the shares have not yet been registered.

Management's Discussion and Analysis or Plan of Operation

Liquidity and future capital requirements, page 27

5. We note your response to comment 35 and reissue the comment. We note your previous disclosure on page 7 that you cannot quantify funds needed to support your business plan because "the actual cost and time may vary significantly depending on results." To the best of your ability, please quantify in this subsection the amount of additional financing the company currently expects it will need in the long-term to successfully complete its research. If you are unable to do so because of the above statement, please revise your document to explain why you cannot quantify funds needed in the long term to support your business plan.

Directors, Executive Officers and Control Persons

Compensation of Directors

6. We note your response to comment 48 and reissue the comment in part. You disclose that "During the years ended August 31, 2007 and 2006, $1,000 and $0, respectively was paid to directors for services rendered." Please revise this sentence to reflect that $1000 was paid to Dr. Nedd in 2007; $0 was paid to Mr. Rayat in 2007; and $0 was paid to Ms. Hiranandani in 2006 and 2007.

Certain Relationships and Related Transactions, page 44-45

7. We note your response to comment 50 and reissue the comment. We note that in Note 4 to your financial statements you refer to a sum of $135,537 payable to Octillion in 2006. Please clarify the circumstances of this transaction in accordance with Item 404 (a) of Regulation S-B.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 51

8. The first sentence of the second paragraph of this section currently reads "Securities Act of 1993." Please revise this sentence to accurately state "Securities Act of 1933."

Notes to Financial Statements

Note 1: Basis of Presentation and Going Concern Uncertainties

9. We note your reference to the "Financial Industry Regulatory Inc." in the first paragraph of Note 1. Please revise your document to accurately state "Financial Industry Regulatory Authority, Inc.," or state "FINRA" in order to be consistent with previous references in your document.

*   *   *

Please file a pre-effective amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

Submit your request for acceleration at least two business days prior to the requested effective date. You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Suzanne Hayes at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph Sierchio, Esq.
          Sierchio Greco & Greco, LLP
          110 East 59th Street, 29th Floor
          New York, NY 10022